

2025 Annual Report

Table of Contents

THE COMPANY

1st Franklin Financial Corporation (the "Company" or "1FFC") is a consumer finance company headquartered in Toccoa, Georgia which originates and services consumer loans, real estate loans and sales finance contracts through its branch network, with branch offices located throughout the southern United States. The Company also writes credit life, accident and health, unemployment and property insurance when requested by customers and acts as an agent for a non-affiliated insurance company specializing in such insurance.

In 2025, the company underwent a brand refresh, updating its visual identity to appeal to a broader audience and better position itself for today's consumer.

The refresh features a new logo, color palette and an updated website (1FFC.com) with streamlined navigation and valuable resources, all designed to meet customer needs while honoring our Mission and Core Values



Mission Statement

Serving communities by offering
opportunities to individuals
and families through financial services.



Core Values

TEAM

IMPACT

PEOPLE

SERVICE

LETTER FROM THE CHAIRMAN



To our Investors, Customers, Employees, Business Partners, and Friends-

Being able to share the highlights of our accomplishments and growth in this 2025 Annual Report is a privilege. 2025 brought us a successful move from conversion of our lending and servicing platforms to the evolution phase bringing continuous improvement to our operations. We also rebranded 1st Franklin Financial to give us a more modern and engaging presence in the consumer finance market with a new logo and color scheme while still retaining the same commitment and dedication to being the "Friendly Franklin Folks". In the following pages you will see reflected the results of teamwork, loyalty, unwavering commitment, and renewed energy of our co-workers and their dedication to making 2025 a successful year for our company.

1st Franklin Financial Corporation is continuing to grow and be a leader in the consumer finance industry. We continue to help communities and their citizens do life. Listed below are just a few of our achievements in 2025. They reflect hours of giving back not just by providing products and services, but also by being involved as citizen volunteers in many organizations, civic groups, schools, and churches.

We welcomed five new branches in Florida through an acquisition and are now offering services in ten states with 374 branches and more than 1,600 co-workers.

We had an increase Year-Over-Year of growth in our Net Receivables of $136.2 million, 159% of our growth goal.

Our State Recovery Centers continued to focus on bad debt recoveries and debt sales, recovering $28.4 million for the year and recovering approximately $7.0 million from the debt sale of previously charged off accounts.

While the Branch Operations team was excelling, the Investment Center increased investments by $47.7 million in new money for the year 2025. Thanks to all of you who have trusted us with your investments.

(Continued)





In 2026 we will celebrate 85 years of providing customer focused products and services in markets where we are a strong fit. Our employees are eager to help people and families live life. To support and strengthen our present operations and put ourselves in a position to take advantage of future opportunities, we made several Senior Leadership changes effective January 1, 2026. The Board of Directors will have a new Chair as Ginger Cheek Barrett will replace me, and I will now serve as Vice Chair replacing Ginger. Ginger will also relinquish the duties of CEO and President and will carry the new title of Chief Culture Officer. Jerry Harrison will become Chief Executive Officer and Gary McQuain will now assume the title of President and retain the position of Chief Operating Officer. Both have been performing these duties over the last year and are now continuing with their duties of dedicated leadership with the appropriate titles. While Ginger and I are not retiring, these promotions do allow for more flexibility with daily responsibilities and helps us move at this time to a family owned but professionally managed company.

On behalf of our leadership team, I extend sincere appreciation to our employees, customers, business partners and investors for their continued confidence and support. We remain focused on prudent growth, sound risk management, and long-term value creation.

Respectfully and sincerely,

Ben F. "Buddy" Cheek, IV

Company Financials

1st Franklin Financial Corporation
Consolidated Statements of Financial Position
ASSETS

($ in thousands)	2025	2024
Assets		
Cash and cash equivalents	$ 18,171	$ 35,931
Restricted cash	28,194	8,784
Investment securities available-for-sale	275,341	255,967
Loans:		
Direct cash loans	1,308,075	1,080,371
Real estate loans	18,859	23,365
Sales finance contracts	120,669	154,677
Loans	1,447,603	1,258,413
Less: Unearned finance charges	237,338	199,844
Unearned insurance premiums	86,025	73,504
Allowance for credit losses	76,279	73,366
Loans, net	1,047,961	911,699
Other assets:		
Premises and equipment, less accumulated depreciation and amortization of $63,864 and $60,362, respectively	15,521	15,515
Operating lease right-of-use assets	40,257	40,737
Deferred acquisition costs	5,495	4,465
Due from non-affiliated insurance company	4,297	3,597
Other miscellaneous assets	25,566	34,968
Total other assets	91,136	99,282
Total assets	$ 1,460,803	$ 1,311,663



1st Franklin Financial Corporation
Consolidated Statements of Financial Position
LIABILITIES AND STOCKHOLDERS' EQUITY

($ in thousands)	2025	2024
Liabilities and Stockholders' Equity		
Senior debt:		
Bank borrowings	$ 220,700	$ 151,869
Senior demand notes, including accrued interest	92,751	91,100
Commercial paper	762,557	718,725
Total senior debt	1,076,008	961,694
Accounts payable and accrued expenses:		
Operating lease liabilities	41,728	42,027
Other accounts payable and accrued expenses	39,520	26,462
Total accounts payable and accrued expenses	81,248	68,489
Subordinated debt	32,793	30,769
Total liabilities	1,190,049	1,060,952
Commitments and contingencies		
Stockholders' equity:		
Preferred stock		
$100 par value; 6,000 shares authorized; no shares outstanding	-	-
Common stock		
Voting shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding	170	170
Non-voting shares; no par value; 198,000 shares authorized; 168,318 shares outstanding	-	-
Accumulated other comprehensive (loss)	(21,848)	(27,222)
Retained earnings	292,432	277,763
Total stockholders' equity	270,754	250,711
Total liabilities and stockholders' equity	$ 1,460,803	$ 1,311,663



1st Franklin Financial Corporation
Consolidated Statements of Income

($ in thousands, except per share data)	2025	2024	2023
Interest income:			
Finance Charges	$ 348,192	$ 296,508	$ 276,974
Net investment income	11,296	10,735	10,039
Total interest income	359,488	307,243	287,013
Interest expense:			
Senior debt	56,532	53,668	42,094
Subordinated debt	1,683	1,482	1,100
Total interest expense	58,215	55,150	43,194
Net interest income	301,273	252,093	243,819
Provision for credit losses	104,638	83,387	87,388
Net interest income after provision for credit losses	196,635	168,706	156,431
Other income:			
Insurance premium income	68,755	63,571	56,571
Insurance claims and expense	(16,205)	(16,003)	(16,204)
Net insurance income	52,550	47,568	40,367
Other revenue	9,121	6,985	7,775
Total other income	61,671	54,553	48,142
Operating expenses:			
Personnel expense	142,562	124,597	111,763
Occupancy expense	24,019	22,241	20,705
Other expense	70,831	76,330	66,755
Total operating expenses	237,412	223,168	199,223
Income before income taxes	20,894	91	5,350
Provision for income taxes	6,225	5,696	4,820
Net income (loss)	$ 14,669	$ (5,605)	$ 530
Basic earnings per share:			
170,018 Shares outstanding for all periods (1,700 voting, 168,318 non-voting)	$ 86.28	$ (32.97)	$ 3.12



Annual Credit Quality Metrics

($ in thousands)	2025	2024
Nonperforming Loans	$ 65,072	$ 56,085
Allowance for Credit Losses	76,279	73,366
Net Loans	1,047,961	911,699
Net Charge-offs	101,725	81,383
Net Charge-Offs to Net Loans	9.71%	8.93%
Nonperforming Loans to Assets	4.45%	4.28%

To read the company's complete Form 10-K filing with the Securities and Exchange Commission, please visit: http://invest.1ffc.com/financials



CORPORATE INFORMATION

Corporate Offices	**Legal Council**	**Independent Auditors**
1st Franklin Financial	Jones Day	Deloitte & Touche LLP
P.O. Box 880	1221 Peachtree Street, N.E.	1230 Peachtree Street, N.E.
135 E. Tugalo Street	Suite 400	Suite 3100
Toccoa, GA 30577	Atlanta, GA 30361	Atlanta, GA 30309

Slate of Officers and Directors

1st Franklin Financial
Slate of Officers and Directors

Ben F. Cheek, IV	Chairman of the Board of Directors
Ben F. Cheek, III	Chairman Emeritus of the Board of Directors
Virginia C. Barrett	President and Chief Executive Officer and Vice Chairperson of the Board of Directors
David Cheek	Director
John G. Sample, Jr.	Director, Audit Committee Chairman
A. Roger Guimond	Director
Keith D. Watson	Director
Donata Ison	Director
Sheryl Smith	Director
Jerry J. Harrison, Jr.	Executive Vice President and Chief Strategy Officer & Director
Karly Herring-Menard	Chief Internal Communications Officer & Associate Director
Gary L. McQuain	Executive Vice President and Chief Operating Officer
Mark J. Scarpitti	Executive Vice President and General Counsel & Corporate Secretary
Jenna C. Hood, CPA	Executive Vice President and Chief Financial Officer & Corporate Treasurer
J. Alan Shaw	Executive Vice President and Chief Information Officer
Kelly Abernathy	Executive Vice President and Chief Compliance Officer
John D. (Dan) Niemiec	Executive Vice President and Chief Credit Officer
Mary S. Zimmerman	Executive Vice President and Chief Human Resources Officer
Kristin Dunn	Executive Vice President and Chief Marketing Officer
John-Mark Jones	Chief Information Security Officer
Richard J. Brandt	Senior Vice President – Internal Audit
William C. (Billy) Fuller	Senior Vice President of Operations
James P. (Pat) Smith	Senior Vice President of Operations
Virginia K. Palmer	Senior Vice President of Operations Administration
Patrick Kenny	Senior Vice President – Branch Operations Support
John Copeland	Senior Vice President of Accounting
M. Summer Clevenger	Vice President of Operations
Chad Frederick	Vice President of Operations
J. Brian Gray	Vice President of Operations
Jerry W. Hughes	Vice President of Operations



1st Franklin Financial
Slate of Officers and Directors
(Continued)

Becki Lawhon	Vice President of Operations
Martin B. Miskelly	Vice President of Operations
Josh Nickerson	Vice President of Operations
Lori A. Sanchez	Vice President of Operations
Michael E. Shankles	Vice President of Operations
Michael Whitaker	Vice President of Operations
Valerie B. Younts	Vice President and Regulatory Counsel and Privacy Officer
Kevin M. Morris	Vice President and Regulatory Counsel
Angela Childs Brock	Vice President – Payroll & Compensation
Richard C. Chapman	Vice President – FP&A and Business Intelligence
Stacey K. Estes	Vice President – Real Estate and Property Management
Shelby J. Gober	Vice President – Employee Development
Brian D. Lingle	Vice President and Controller
Timothy E. Ott	Vice President – IT Applications
Joe Schuebert	Vice President – Government and Regulatory Affairs
April Whiten	Vice President – Compliance Regulatory Governance
Leslie Dailey	Vice President – Procurement Management
Sandra M. Gomez	Vice President – Enterprise Project Management Office
Richard Corirossi	Assistant Vice President of Operations
Loreto Qurrish	AML-CFT Officer
Jodi Rogers	Assistant Treasurer
Tammy Bell	Assistant Treasurer
Yvonne C. Carpenter	Assistant Treasurer
Ashley Donaldson	Assistant Treasurer
Tama R. Henson	Assistant Treasurer
Carol M. Hicks	Assistant Treasurer
Donna McKibben	Assistant Treasurer
Kathryn B. Palmer	Assistant Treasurer
Morgan P. Smith	Assistant Treasurer
Savannah Weaver	Assistant Treasurer
Amber Smith	Assistant Treasurer




Branch Operations

1st Franklin Financial Corporation
Branch Footprint



374 Locations across **10** States

Texas (24) **Louisiana** (37) **Mississippi** (40) **Tennessee** (39)

Kentucky (17) **Virginia** (7) **Alabama** (48)

Georgia (114) **South Carolina** (43) **Florida** (5)

BRANCH OPERATIONS

MIDDLE GEORGIA		SOUTH CAROLINA	
Michael J. Whitaker Vice President		M. Summer Clevenger Vice President	
Regional Operations Directors		**Regional Operations Directors**	
Janet R. Brownlee	Deloris L. O'Neal	Lonnie N. Boston III	Gerald D. Rhoden
Ronald E. Byerly	Jennifer C. Purser	Audrey C. Goode	Gregory A. Shealy
Kathryn D. Landry	Harriet H. Welch	Jenna L. Henderson	Louise S. Stokes
James A. Mahaffey		Tammy T. Lee	

SOUTH GEORGIA		NORTH GEORGIA	
Michael E. Shankles Vice President		Becki B. Lawhon Vice President	
Regional Operations Directors		**Regional Operations Directors**	
Stacy M. Courson	Wanda Parham	James D. Blalock	Christian J. Murray
Jeffrey C. Lee	David B. Surrett	Kevin M. Gray	April E. Pelphrey
Sylvia J. McClung	Robert D. Whitlock	Nokie N. Moore	F. Cliff Snyder

ALABAMA		TENNESSEE	
Jerry W. Hughes Vice President		Josh C. Nickerson Vice President	
Regional Operations Directors		**Regional Operations Directors**	
M. Peyton Givens	William J. Pridmore	Jerry D. Cline	J. Steven Knotts
Eric S. Hayes	Tanya M. Slaten	Brian M. Hill	Angelia M. Stafford
Tomerria S. Iser	Michael L. Spriggs	Tammy R. Hood	Melissa D. Storck
Jonathan M. Kendrick			

MISSISSIPPI		KENTUCKY	
Marty B. Miskelly Vice President		Chad H. Frederick Vice President	
Regional Operations Directors		**Regional Operations Directors**	
Maurice J. Bize, Jr.	Jimmy R. Fairbanks, Jr.	Zackary S. Coker	Gary A. Zortman
Carla A. Eldridge	Teresa A. Grantham	Daniel C. Powell	

LOUISIANA		VIRGINIA	
John B. Gray Vice President		Scott T. Milbourn Assistant Vice President	
Regional Operations Directors		**Regional Operations Directors**	
Sonya L. Acosta	Tabatha A. Green		
Bryan W. Cook	Anthony B. Seney		
L. Christopher Deakle			

TEXAS		FLORIDA	
Lori A. Sanchez Vice President		Lori A. Sanchez Vice President	
Lauren M. Munoz Assistant Vice President			
Regional Operations Directors		**Regional Operations Directors**	
Chadd D. Stewart	Brittany L. Rubio		
Rene N. Villescas			



ALABAMA

Adamsville	Brewton	Fort Payne	Moody	Pell City	Talladega
Albertville	Clanton	Gadsden	Moulton	Prattville	Tallassee
Alexander City	Cullman	Hamilton	Muscle Shoals	Robertsdale	Troy
Andalusia	Decatur	Huntsville (2)	Oneonta	Russellville (2)	Trussville
Arab	Dothan	Jackson	Opelika	Saraland	Tuscaloosa
Athens	Enterprise	Jasper	Oxford	Scottsboro	Wetumpka
Bay Minette	Fayette	Mobile	Ozark	Selma	
Bessemer	Florence	Montgomery	Pelham	Sylacauga	

FLORIDA

Blountstown	Marianna	Milton	DeFuniak Springs	Panama City

GEORGIA

Adel	Cartersville	Douglasville	Hawkinsville	Milledgeville	Thomaston
Albany	Cedartown	Dublin	Hazlehurst	Monroe	Thomasville
Alma	Chatsworth	East Ellijay	Helena	Montezuma	Thomson
Americus	Clarkesville	Eastman	Hinesville (2)	Monticello	Tifton
Athens (2)	Claxton	Eatonton	Hiram	Moultrie	Toccoa
Augusta	Clayton	Elberton	Hogansville	Nashville	Tucker
Bainbridge	Cleveland	Fayetteville	Jackson	Newnan	Valdosta
Barnesville	Cochran	Fitzgerald	Jasper	Perry	Vidalia
Baxley	Columbus (2)	Flowery Branch	Jefferson	Pooler	Villa Rica
Blairsville	Commerce	Forest Park	Jesup	Richmond Hill	Warner Robins
Blakely	Conyers	Forsyth	Kennesaw	Rome	Washington
Blue Ridge	Cordele	Fort Valley	Kingsland	Royston	Waycross
Bremen	Cornelia	Ft. Oglethorpe	LaGrange	Sandersville	Waynesboro
Brunswick	Covington	Gainesville	Lavonia	Savannah	Winder
Butler	Cumming	Garden City	Lawrenceville	Statesboro	
Cairo	Dahlonega	Georgetown	Macon (2)	Stockbridge	
Calhoun	Dalton	Greensboro	Madison	Swainsboro	
Canton	Dawson	Griffin	Manchester	Sylvania	
Carrollton	Douglas (2)	Hartwell	McDonough	Sylvester	

KENTUCKY

Burkesville	Harlan	Lexington	Middlesboro	Paducah	Shepherdsville
Cadiz	Hopkinsville	Louisville	Morehead	Richmond	Somerset
Elizabethtown	Jackson	Madisonville	Owensboro	Shelbyville	



LOUISIANA

Abbeville	Crowley	Jena	Marksville	New Iberia	Slidell
Alexandria	Denham Springs	Kenner	Marrero	Opelousas	Sulphur
Baker	DeRidder	Lafayette	Minden	Pineville	Thibodaux
Bastrop	Eunice	Lake Charles	Monroe	Prairieville	West Monroe
Baton Rouge	Franklin	LaPlace	Morgan City	Ruston	Winnsboro
Bossier City	Hammond	Leesville	Natchitoches	Shreveport	
Covington	Houma				

MISSISSIPPI

Amory	Columbia	Gulfport	Laurel	Olive Branch	Ridgeland
Batesville	Columbus	Hattiesburg	Louisville	Oxford	Ripley
Bay St. Louis	Corinth	Hazlehurst	Magee	Pearl	Senatobia
Booneville	D'Iberville	Hernando	McComb	Philadelphia	Starkville
Brookhaven	Forest	Houston	Meridian	Picayune	Tupelo
Carthage	Greenwood	Iuka	New Albany	Pontotoc	Winona
Clinton	Grenada	Kosciusko	Newton		

SOUTH CAROLINA

Aiken	Cheraw	Gaffney	Lancaster	Newberry	Spartanburg
Anderson	Chester	Georgetown	Laurens	North Charleston	Summerville
Batesburg-Leesvile	Columbia	Greenwood	Lexington	North Greenville	Sumter
Beaufort	Conway	Greer	Manning	Orangeburg	Union
Boling Springs	Dillon	Hartsville	Marion	Rock Hill	Walterboro
Camden	Easley	Irmo	Moncks Corner	Seneca	Winnsboro
Cayce	Florence	Lake City	Myrtle Beach	Simpsonville	York
Charleston					

TENNESSEE

Athens	Crossville	Greeneville	Lebanon	Murfreesboro	Smyrna
Bristol	Dayton	Hixson	Lenoir City	Newport	Springfield
Clarksville	Dickson	Jacksboro	Lexington	Powell	Tazewell
Cleveland	Dyersburg	Jackson	Madisonville	Pulaski	Tullahoma
Columbia	Elizabethton	Johnson City	Maryville	Savannah	Winchester
Cookeville	Fayetteville	Kingsport	Millington	Sevierville	
Cordova	Gallatin	Lafayette	Morristown		

TEXAS

Austin (2)	Houston	Longview	New Braunfels	San Antonio (3)	Texarkana
Bastrop	Huntsville	Lufkin	Pasadena	San Marcos	Victoria
Conroe	Katy	Missouri City	Pearland	Temple	
Corpus Christi	Lake Jackson	Mount Pleasant	Rosenburg		

VIRGINIA

Abingdon	Chesapeake (2)	Colonial Heights	Danville	Mechanicsville	Yorktown



2025 Ben F. Cheek, Jr. Office of the Year

SWAINSBORO, GA



'Office of the Year' — awarded to the branch with the highest overall performance.



Swainsboro Team
Alton Dudley, Denise Wilkerson, Randi Hall, Angel Eady, Monica Cox.

CONGRATULATIONS!





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